Exhibit 99.1
English Convenience Translation –
the German language version is decisive

BioNTech SE
Mainz
WKN A0V9BC | ISIN DE000A0V9BC4
WKN: A2PSR2 | ISIN: US09075V1026

Invitation to the Annual General Meeting 2025
Unique identifier of the event: 6b7baf20e5eaef11b53e00505696f23c
Ladies and Gentlemen,
We hereby invite our shareholders1 to the Annual General Meeting of BioNTech SE, Mainz, (the “Company”) on
Friday, May 16, 2025, at 2:00 p.m. (CEST)2
The Annual General Meeting will be held as a virtual Annual General Meeting without the physical presence of shareholders or their proxies (with the exception of the Company's proxies).
Shareholders who are entered in the Company's share register and have duly registered for the Annual General Meeting, and their proxies, can register for the virtual Annual General Meeting on Friday, May 16, 2025, via the website available at
https://investors.biontech.de/agm/agm-2025
The shareholders can connect to the Annual General Meeting electronically via the password-protected Investor Portal ("Investor Portal") and participate in the Annual General Meeting in this manner. The physical presence of shareholders and their proxies at the venue of the Annual General Meeting is excluded. Shareholders or their proxies may only exercise their voting rights by means of electronic absentee voting or by issuing a power of attorney and instructions to the proxies appointed by the Company. The venue of the Annual General Meeting within the meaning of the German Stock Corporation Act ("AktG") is the Company's business premises at Große Bleiche 54-56, 55116 Mainz.
In addition, it is intended to broadcast the entire virtual Annual General Meeting live on Friday, May 16, 2025, from 2:00 p.m. (CEST) also via the aforementioned website - but outside the Investor Portal - freely accessible for holders of American Depositary Shares of the Company ("ADS") issued by The Bank of New York Mellon ("Depositary") ("ADS Holders") as well as to the interested public.
1 For the sole purpose of better readability, this invitation does not use gender-specific spelling. All personal designations and terms are to be understood as gender-neutral in the sense of equal treatment.

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2 All times stated in this invitation refer to Central European Summer Time (CEST). In terms of Coordinated Universal Time (UTC), this corresponds to the ratio UTC = CEST minus two hours.
Further details and information can be found at the end of the invitation following the agenda.
I.Agenda
1.Presentation of the adopted annual financial statements, the approved consolidated financial statements and the combined management report for the Company and the Group, as well as the report of the Supervisory Board, in each case for the 2024 financial year respectively as of 31 December 2024

The Supervisory Board has approved the annual financial statements and consolidated financial statements prepared by the Management Board; the annual financial statements are thus adopted. The Annual General Meeting is therefore not required to pass a resolution on this agenda item 1. Instead, the aforementioned documents are merely to be made available to the Annual General Meeting and explained by the Management Board or - in the case of the Supervisory Board's report - by the Chairman of the Supervisory Board. As part of their right to information, shareholders have the opportunity to ask questions about the documents.
All of the documents mentioned under this agenda item are available on our website at
https://investors.biontech.de/agm/agm-2025
They will also be available there during the Annual General Meeting.
2.Resolution on the appropriation of the balance sheet profit for the 2024 financial year
The Management Board and Supervisory Board propose that BioNTech SE's balance sheet profit from the past financial year 2024 in the amount of EUR 8,232,460,140.27 be carried forward in full to new account.
3.Resolution on the approval of the actions of the Management Board
The Management Board and Supervisory Board propose that the actions of the members of the Management Board in office in the 2024 financial year be approved for this period.
4.Resolution on the approval of the actions of the Supervisory Board
The Management Board and Supervisory Board propose that the actions of the members of the Supervisory Board in office in the 2024 financial year be approved for this period

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5.Resolution on the appointment of the auditor and the Group auditor for the 2025 financial year and the auditor for any audit or review of interim reports; election of the auditor for sustainability reporting for the 2025 financial year
Based on the recommendation of the Audit Committee, the Supervisory Board proposes the following resolution:
5.1EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, based in Stuttgart (Cologne branch; Börsenplatz 1, 50667 Cologne), is appointed as auditor and group auditor for the 2025 financial year and as auditor for any audit or review of interim financial reports (half-year financial reports and quarterly reports) for the 2025 financial year and for the first quarter of the 2026 financial year.
5.2EY GmbH & Co KG Wirtschaftsprüfungsgesellschaft, based in Stuttgart (Düsseldorf branch; Graf-Adolph Platz 15, 40213 Düsseldorf), is appointed as the auditor of the sustainability report for the 2025 financial year. The election as auditor of the sustainability report is made as a precautionary measure and exclusively in the event that, as a result of the adoption of a German implementing law for Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No. 537/2014 and Directives 2004/109/EC, 2006/43/EC and 2013/34/EU with regard to corporate sustainability reporting, the Company would be legally obliged to prepare a sustainability report for the 2025 financial year and an explicit appointment of the auditor of the sustainability report by the Annual General Meeting would be required.
6.Resolution on the approval of the Compensation Report
In accordance with section 162 of the German Stock Corporation Act (AktG), the Management Board and Supervisory Board have prepared a report on the compensation granted and owed to each individual current or former member of the Management Board and Supervisory Board in the 2024 financial year. This compensation report will be submitted to the Annual General Meeting for approval in accordance with section 120a (4) AktG.
The compensation report was audited by the auditor in accordance with section 162 (3) AktG to determine whether the disclosures pursuant to section 162 (1) and (2) AktG were made. The report on the audit of the compensation report is attached to the compensation report.
The Management Board and the Supervisory Board propose that the compensation report for the 2024 financial year, prepared and audited in accordance with section 162 AktG, be approved.
The compensation report is available from the time the Annual General Meeting is convened on our website at

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https://investors.biontech.de/agm/agm-2025
The compensation report will also be available there during the Annual General Meeting.
7.Resolution on the cancellation of the existing Authorized Capital 2021 and the creation of new Authorized Capital 2025 with the possibility of excluding subscription rights and corresponding amendment to the Articles of Association
The authorization granted to the Management Board by the Annual General Meeting on June 22, 2021, under agenda item 5 to increase the Company's share capital, with the approval of the Supervisory Board, in the period until June 21, 2026, once or several times by a total of up to EUR 123,155,040 by issuing up to 123,155,040 new no-par value registered shares against cash or non-cash contributions (Authorized Capital 2021) was partially utilized and currently still exists in the amount of EUR 122,657,313. In order to give the Company the necessary flexibility in its financing beyond 2026, the existing authorization, insofar as it has not been used, is now to be cancelled and replaced by new Authorized Capital 2025 in the amount of EUR 124,276,100; this corresponds to 50% of the current share capital. The protection of shareholders against a dilution of their shareholdings compared to the Authorized Capital 2021 is to be improved by limiting the possibility of excluding subscription rights when issuing new shares to a total of 10% of the share capital.
Against this background, the Management Board and Supervisory Board propose the following resolution:
a)The Authorized Capital 2021 created by the Annual General Meeting on June 22, 2021, under agenda item 5 in accordance with section 4 (5) of the Articles of Association will, insofar as not yet utilized, be cancelled in accordance with the following para. d) with effect from the date of entry in the commercial register specified therein.
b)The Management Board is authorized, with the approval of the Supervisory Board, to increase the Company's share capital on one or more occasions in the period up to May 15, 2030, by a total of up to EUR 124,276,100 by issuing up to 124,276,100 new no-par value registered shares in return for cash and/or non-cash contributions (Authorized Capital 2025). The Management Board is authorized, with the approval of the Supervisory Board, to determine the further content of the share rights and the conditions of the share issue.
Shareholders must generally be granted subscription rights. The shares may also be acquired by one or more credit institutions, securities institutions or other companies within the meaning of section 186 (5) sentence 1 AktG specified by the Management Board with the obligation to offer them to the Company's shareholders for subscription (indirect subscription right).

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However, the Management Board is authorized, with the approval of the Supervisory Board, to exclude shareholders' subscription rights for one or more capital increases within the scope of the Authorized Capital 2025,
—    to exclude fractional amounts from the subscription right;
—    in the case of a capital increase against cash contributions, if the issue price of the new shares is not significantly lower than the market price; the market price is also deemed to be the price of one American Depositary Share of the Company ("ADS") listed on the NASDAQ stock exchange multiplied by the number of ADSs representing one share. The total number of shares issued in exercise of this authorization to exclude subscription rights may not exceed 10% of the share capital, neither at the time this authorization becomes effective nor - if this value is lower - at the time this authorization is exercised. Shares or ADSs issued or sold during the term of this authorization in direct or analogous application of section 186 (3) sentence 4 AktG with the exclusion of subscription rights are to be counted towards this limit of 10% of the share capital. Furthermore, shares or ADSs issued or to be issued to service bonds with option and/or conversion rights or option and/or conversion obligations shall be counted towards this limit of 10% of the share capital, provided that the bonds are issued during the term of this authorization in corresponding application of section 186 (3) sentence 4 AktG with the exclusion of subscription rights. The above issue limitation shall apply to ADSs, provided that the number of ADSs is to be divided by the number of ADSs representing one share;
—    in the event of a capital increase against contributions in kind, in particular for the issuance of shares as part of business combinations and the acquisition of companies, parts of companies and interests in companies or other assets or claims to the acquisition of assets including receivables from the Company and its group companies as well as license or industrial property rights;
—    to service option or conversion rights or obligations arising from bonds issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest;
—    to the extent necessary to grant holders or creditors of bonds with option or conversion rights or obligations issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest a subscription right to new shares to the extent to which they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations;
—    to implement a scrip dividend, whereby shareholders are offered the option of contributing their dividend entitlement (in whole or in part) to the Company as a contribution in kind in return for the issuance of new shares;

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—    if the new shares are issued as part of an incentive program and/or as share-based compensation to members of the Company's Management Board, members of the management of companies affiliated with the Company within the meaning of sections 15 et seq. AktG or employees of the Company or of companies affiliated with the Company within the meaning of sections 15 et seq. AktG; restrictions relating to the shares issued may be agreed. If shares are to be issued to members of the Management Board, the Company’s Supervisory Board decides on the allocation in accordance with the allocation of responsibilities under stock corporation law.
The total number of new shares issued from the Authorized Capital 2025 with the exclusion of subscription rights may not exceed 10% of the share capital, either at the time this authorization becomes effective or - if this value is lower - at the time it is exercised. The aforementioned 10% limit shall include (i) those shares or ADSs that are issued or sold during the term of this authorization on the basis of other authorizations with the exclusion of subscription rights, with the exception of treasury shares or ADSs used in accordance with para. c) (iv), (v) or (vi) of the resolution on agenda item 10 of the Annual General Meeting on May 17, 2024, also in conjunction with para. f) of the resolution on agenda item 11 of the Annual General Meeting on May 17, 2024, as well as (ii) those shares that are issued or are to be issued from conditional capital to service bonds with option and/or conversion rights or option and/or conversion obligations, provided that the bonds are issued during the term of this authorization under exclusion of subscription rights. The above issue limitation applies to ADSs, provided that the number of ADSs is to be divided by the number of ADSs representing one share.
The Supervisory Board is authorized to amend the wording of the Articles of Association following the full or partial implementation of the capital increase from the Authorized Capital 2025 in accordance with the scope of the capital increase from the Authorized Capital 2025 or following the expiry of the authorization period.
c)Section 4 (5) of the Articles of Association of BioNTech SE is repealed and reworded as follows:
"(5)    The Management Board is authorized, with the approval of the Supervisory Board, to increase the Company's share capital on one or more occasions in the period up to May 15, 2030, by a total of up to EUR 124,276,100 by issuing up to 124,276,100 new no-par value registered shares in return for cash and/or non-cash contributions (Authorized Capital 2025). The Management Board is authorized, with the approval of the Supervisory Board, to determine the further content of the share rights and the conditions of the share issue.
Shareholders must generally be granted subscription rights. The shares may also be acquired by one or more credit institutions, securities institutions or other companies within the meaning of section 186 (5) sentence 1 AktG

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determined by the Management Board with the obligation to offer them to the Company's shareholders for subscription (indirect subscription right).
However, the Management Board is authorized, with the approval of the Supervisory Board, to exclude shareholders' subscription rights for one or more capital increases as part of the Authorized Capital 2025,
a)    to exclude fractional amounts from the subscription right;
b)    in the event of a capital increase against cash contributions, if the issue price of the new shares is not significantly lower than the market price; the market price is also deemed to be the price of one American Depositary Share of the Company ("ADS") listed on the NASDAQ stock exchange, multiplied by the number of ADSs representing one share. The total number of shares issued in exercise of this authorization to exclude subscription rights may not exceed 10% of the share capital, neither at the time this authorization becomes effective nor - if this value is lower - at the time this authorization is exercised. Shares or ADSs issued or sold during the term of this authorization in direct or analogous application of Section 186 (3) sentence 4 AktG with the exclusion of subscription rights are to be counted towards this limit of 10% of the share capital. Furthermore, shares or ADSs issued or to be issued to service bonds with option and/or conversion rights or option and/or conversion obligations shall be counted towards this limit of 10% of the share capital, provided that the bonds are issued during the term of this authorization in corresponding application of section 186 (3) sentence 4 AktG with the exclusion of subscription rights. The above issue limitation applies to ADSs, provided that the number of ADSs is to be divided by the number of ADSs representing one share;
c)    in the event of a capital increase against contributions in kind, in particular for the issuance of shares as part of business combinations and the acquisition of companies, parts of companies and interests in companies or other assets or claims to the acquisition of assets including receivables from the Company and its group companies as well as license or industrial property rights;
d)    to service option or conversion rights or obligations arising from bonds issued or to be issued by the Company and/or companies in which the Company directly or indirectly holds a majority interest;
e)    to the extent necessary to grant holders or creditors of bonds with option or conversion rights or obligations issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest a subscription right to new shares to the extent to which

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they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations;
f)    to implement a scrip dividend, whereby shareholders are offered the option of contributing their dividend entitlement (in whole or in part) to the Company as a contribution in kind in return for the issuance of new shares;
g)     if the new shares are issued as part of an incentive program and/or as share-based compensation to members of the Company's Management Board, members of the management of companies affiliated with the Company within the meaning of sections 15 et seq. AktG or employees of the Company or of companies affiliated with the Company within the meaning of sections 15 et seq. AktG; restrictions relating to the shares issued may be agreed. If shares are to be issued to members of the Management Board, the Supervisory Board of the Company decides on the allocation in accordance with the allocation of responsibilities under stock corporation law.
The total number of new shares issued from the Authorized Capital 2025 with the exclusion of subscription rights may not exceed 10% of the share capital, neither at the time this authorization becomes effective nor - if this value is lower - at the time it is exercised. The aforementioned 10% limit shall include (i) those shares or ADSs that are issued or sold during the term of this authorization on the basis of other authorizations with the exclusion of subscription rights, with the exception of treasury shares or ADSs used in accordance with para. c) (iv), (v) or (vi) of the resolution on agenda item 10 of the Annual General Meeting on May 17, 2024, also in conjunction with para. f) of the resolution on agenda item 11 of the Annual General Meeting on May 17, 2024, as well as (ii) those shares that are issued or are to be issued from conditional capital to service bonds with option and/or conversion rights or option and/or conversion obligations, provided that the bonds are issued during the term of this authorization under exclusion of subscription rights. The above issue limitation applies to ADSs with the proviso that the number of ADSs is to be divided by the number of ADSs representing one share.
The Supervisory Board is authorized to amend the wording of the Articles of Association after full or partial implementation of the capital increase from the Authorized Capital 2025 in accordance with the scope of the capital increase from the Authorized Capital 2025 or after expiry of the authorization period. "
d)The Management Board is instructed to apply for the cancellation of the Authorized Capital 2021 to be entered in the commercial register only together with the resolved creation of the new Authorized Capital 2025 with the corresponding amendment to

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the Articles of Association pursuant to para. c) above, provided that the cancellation of the Authorized Capital 2021 will only be entered in the commercial register if it is ensured that the new Authorized Capital 2025 is entered in the commercial register immediately thereafter. The Management Board is authorized to apply for the Authorized Capital 2025 to be entered in the commercial register independently of the other resolutions of the Annual General Meeting.
The written report of the Management Board in accordance with sections 203 (2) sentence 2 and 186 (4) sentence 2 AktG and an excerpt from the minutes of the Annual General Meeting on May 17, 2024, which contains the resolutions on agenda items 10 and 11 of the Annual General Meeting on May 17, 2024 referred to in the proposed resolution of the Management Board and Supervisory Board on this agenda item 7, are available from the date on which the Annual General Meeting is convened on our website at
https://investors.biontech.de/agm/agm-2025
The aforementioned documents will also be available there during the Annual General Meeting.

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II.Further Information and Notes
1.Implementation as virtual Annual General Meeting, Broadcast, Investor Portal
On the basis of section 118a AktG in conjunction with section 16 (5) of the Articles of Association, the Management Board has decided to hold the Annual General Meeting as a virtual Annual General Meeting without the physical presence of shareholders or their proxies at the venue of the Annual General Meeting. Shareholders or their proxies will exercise their voting rights exclusively by means of electronic absentee voting or by granting power of attorney and issuing instructions to the proxies appointed by the Company. The physical presence of shareholders or their proxies (with the exception of the proxies appointed by the Company) at the venue of the Annual General Meeting is excluded.
The virtual Annual General Meeting will take place on Friday, May 16, 2025, from 2:00 p.m. (CEST) and will be available live in video and audio format for our shareholders entered in the share register and duly registered and their proxies in our password-protected Investor Portal, which can be accessed via our website
https://investors.biontech.de/agm/agm-2025
In addition, the entire Annual General Meeting is also freely accessible outside the Investor Portal on our aforementioned website.
When using the Investor Portal during the virtual Annual General Meeting on Friday, May 16, 2025, shareholders or their proxies will be connected electronically to the virtual Annual General Meeting and can exercise their shareholder rights via the Investor Portal. Shareholders who are duly registered and entered in the share register - in person or by proxy - can use the Investor Portal to exercise their voting rights, exercise their right to speak and request information, raise objections for the record and submit statements prior to the meeting, among other things.
The individual access data for the Investor Portal will be sent to shareholders who are entered in the Company's share register no later than Friday, April 25, 2025, 0:00 hours (CEST), together with the registration documents for the Annual General Meeting.
The use of the Investor Portal by an authorized representative requires that the authorized representative receives the corresponding access data from the principal, unless the access data has been sent directly to the authorized representative. Details can be found in the following sections.
We kindly refer our ADS holders to the section "ADS holders" below and to the separate document "Information for ADS holders" on our website.
2.Requirements for attending the Annual General Meeting and exercising voting rights

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In accordance with section 15 (2) of the Articles of Association, shareholders entered in the share register are entitled to participate in the Annual General Meeting (i.e., to connect to the Annual General Meeting electronically) and to exercise their voting rights, provided they have registered in good time. The registration deadline is Friday, May 9, 2025, 24:00 hours (CEST).
The registration must be in German or English and must be received by the Company at the following address by Friday, May 9, 2025, 24:00 hours (CEST) at the latest:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de
or electronically within the aforementioned registration period using the password-protected Investor Portal on the following website of the Company:
https://investors.biontech.de/agm/agm-2025
The registration can also be transmitted to the Company by intermediaries in accordance with section 67c AktG by Friday, May 9, 2025, 24:00 hours (CEST) at the latest (time of receipt), e.g. via the following SWIFT address:
SWIFT: CMDHDEMMXXX; instructions according to ISO 20022;
Authorization via SWIFT Relationship Management Application (RMA) required.
In relation to the Company, rights and obligations arising from shares pursuant to section 67 (2) sentence 1 AktG only exist for and against those entered in the Company's share register. The entitlement to participate in the Annual General Meeting and the scope of voting rights are determined exclusively by the entry status in the share register on the day of the Annual General Meeting. After the end of the registration deadline, i.e. after Friday, May 9, 2025, 24:00 hours (CEST), no changes will be made to the share register until the end of the Annual General Meeting for technical reasons. Therefore, the entry status of the share register on the day of the Annual General Meeting corresponds to the status on Friday, May 9, 2025, 24:00 hours (CEST) ("Technical Record Date"). Shares are not blocked by registering for the Annual General Meeting (no lock-up period). Shareholders can therefore continue to freely dispose of their shares even after registration. However, purchasers of shares whose applications for transfer are received by the Company after Friday, May 9, 2025, 24:00 hours (CEST), cannot exercise any meeting-related rights from these shares unless they have themselves authorized to do so or are authorized to exercise such rights.

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Shareholders who are entered in the Company's share register no later than Friday, April 25, 2025, 0:00 hours (CEST), will be sent registration documents for the Annual General Meeting, which also contain the individual access data required to use the password-protected Investor Portal. If the registration documents with the access data are not sent to you unsolicited - in particular because you are not entered in the Company's share register until after Friday, April 25, 2025, 0:00 hours (CEST) - we will be happy to send them to you on request.
3.Procedure for voting
a.General information
After proper registration (see Section II. 2 above), shareholders entered in the share register may exercise their voting rights - in person or by proxy - by way of electronic vote or by granting power of attorney and issuing instructions to the proxies appointed by the Company.
b.Voting by electronic vote
Shareholders who are duly registered and entered in the share register, or their proxies, may cast their votes by electronic vote using the voting form available in the Investor Portal on the Company's website at
https://investors.biontech.de/agm/agm-2025
in accordance with the procedure provided for this purpose. Electronic votes can be cast, changed or revoked via the Investor Portal until the time of the closing of voting by the chairman of the meeting at the virtual Annual General Meeting on Friday, May 16, 2025.
Authorized representatives, in particular intermediaries, shareholders' associations, proxy advisors or other persons or institutions equivalent to intermediaries pursuant to section 135 (8) AktG, may also use electronic voting. Electronic voting by a proxy via the Investor Portal requires that the proxy receives the individual access data for the portal from the authorizing party, unless the access data has been sent directly to the proxy.
Please note that no other means of communication are available for voting, in particular no sending of votes by post.
c.Procedure for voting by proxies appointed by the Company
In order to exercise voting rights at the Annual General Meeting, the Company also offers shareholders and their proxies the option of authorizing proxies appointed by the Company who are bound by instructions. In this case, the above-mentioned requirements for attending the Annual General Meeting and exercising voting rights must also be met.

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The proxies appointed by the Company will be present at the Annual General Meeting and, if authorized, will exercise voting rights in accordance with instructions. The proxies may only exercise voting rights on those items on the agenda for which they have received explicit and clear instructions. Without instructions, the proxies appointed by the Company are not authorized to exercise voting rights. The proxies appointed by the Company do not accept authorizations to file objections to resolutions of the Annual General Meeting, to exercise the right to speak and request information, to submit statements or to submit motions, either prior to or during the virtual Annual General Meeting.
A form that can be used to grant power of attorney and issue instructions to the proxies appointed by the Company will be sent to shareholders who are entered in the share register no later than Friday, April 25, 2025, 0:00 hours (CEST), together with the registration documents for the Annual General Meeting. A form is also available on the Company's website at
https://investors.biontech.de/agm/agm-2025
The granting of proxies and instructions to the proxies appointed by the Company (as well as any amendment or revocation of proxies granted with instructions) can be made in text form (section 126b BGB) by post or e-mail by no later than Thursday, May 15, 2025, 24:00 hours (CEST) (time of receipt) to:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de
Alternatively, authorizations with instructions to the proxies appointed by the Company can be submitted electronically using the proxy voting form available on the Company's website at
https://investors.biontech.de/agm/agm-2025
accessible via the password-protected Investor Portal. Proxies and instructions to the proxies appointed by the Company can also be issued in this way during the Annual General Meeting on May 16, 2025 until the start of voting. Any previously issued authorizations and instructions can also be changed and revoked via the Investor Portal during the Annual General Meeting until the start of voting.
Powers of attorney and instructions to the proxies appointed by the Company or their amendment or revocation can also be transmitted to the Company by intermediaries in accordance with section 67c AktG by no later than Thursday, May 15, 2025, 24:00 hours (CEST) (time of receipt), e.g. via the following SWIFT address:

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SWIFT: CMDHDEMMXXX; instructions according to ISO 20022;
Authorization via SWIFT Relationship Management Application (RMA) required.
d.Procedure for voting by other authorized representatives
Shareholders may also have their voting rights exercised by another proxy, including an intermediary, a shareholders' association, a proxy advisor or another institution or person equivalent to intermediaries pursuant to section 135 (8) AktG. In this case, the above-mentioned requirements for attending the Annual General Meeting and exercising voting rights must also be met.
The granting and revocation of the power of attorney and proof of authorization vis-à-vis the Company must be in text form (section 126b BGB).
Proof that authorization has been granted can be provided by sending proof in text form by post or e-mail to the address below:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de
The above transmission channels are also available if the proxy is to be granted in text form by declaration to the Company; in this case, separate proof of the granting of the proxy is not required. The revocation of a proxy already granted can also be declared directly to the Company in text form using the above-mentioned transmission channels. For organizational reasons, the granting of the proxy, its proof or revocation by one of the above-mentioned transmission channels must be received by the Company by Thursday, May 15, 2025, 24:00 hours (CEST).
Furthermore, the granting and revocation of the proxy can also be made electronically by declaration to the Company on the day of the Annual General Meeting using the Investor Portal.
The granting of the power of attorney and its revocation by declaration to the Company can also be transmitted to the Company by intermediaries in accordance with section 67c AktG by Thursday, May 15, 2025, 24:00 hours (CEST) at the latest (time of receipt), e.g., via the following SWIFT address:
SWIFT: CMDHDEMMXXX; instructions according to ISO 20022;
Authorization via SWIFT Relationship Management Application (RMA) required.

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Special rules may apply to the authorization of intermediaries, shareholders' associations, voting rights advisors and other persons or institutions equivalent to intermediaries pursuant to section 135 (8) AktG. Section 135 AktG stipulates, among other things, that the power of attorney must be granted to a specific proxy and must be verifiably recorded by the proxy. The proxy declaration must also be complete and may only contain declarations related to the exercise of voting rights. Shareholders who wish to authorize an intermediary, a shareholders' association, a proxy advisor or another person or institution with equivalent status pursuant to section 135 (8) AktG are therefore requested to consult with the proxy holder in good time regarding the procedure for granting power of attorney and the form of power of attorney that may be required. Intermediaries, shareholders' associations, proxy advisors and other persons or institutions deemed equivalent to intermediaries pursuant to section 135 (8) AktG may only exercise voting rights for registered shares that do not belong to them, but for which they are entered in the share register as the holder, on the basis of an authorization.
A form that can be used to appoint a proxy will be sent to shareholders who are entered in the share register no later than Friday, April 25, 2025, 0:00 hours (CEST), together with the registration documents for the Annual General Meeting. A proxy authorization form can also be downloaded from the Company's website at
https://investors.biontech.de/agm/agm-2025
Authorized representatives cannot physically attend the Annual General Meeting either. They can only exercise the voting rights for shareholders they represent by means of electronic voting or by granting (sub)authorizations and instructions to the proxies appointed by the Company.
e.Further information on exercising voting rights
If the voting right is exercised in due time both by electronic vote via the Investor Portal and by proxy with instructions to the Company's proxies, the vote cast by electronic vote via the Investor Portal will always be given priority, regardless of the time of receipt.
If differing authorizations with instructions are received by the Company's proxies by different means of transmission by the deadline, they will be considered in the following order regardless of the time of receipt: 1. via the Investor Portal, 2. in accordance with section 67c (1) and (2) sentence 3 AktG in conjunction with Article 2 (1) and (3) and Article 9 (4) of Implementing Regulation (EU) 2018/1212, 3. by e-mail, 4. declarations sent by post. Information on issuing authorizations and instructions to the proxies appointed by the Company at can also be found on the forms provided for this purpose.
For the revocation of declarations, the last declaration received in due time is decisive.
4.ADS Holders

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It is intended to enable ADS Holders and all other interested parties to follow the entire Annual General Meeting live via video and audio transmission. For this purpose, the Annual General Meeting will also be broadcast outside the Investor Portal via the website
https://investors.biontech.de/agm/agm-2025
The Depositary, The Bank of New York Mellon ("Depositary"), will make this information available to eligible ADS Holders as of the U.S. record date of Tuesday, April 8, 2025. Please note that ADS Holders are not registered as shareholders in the share register. The video and audio transmission on Friday, May 16, 2025, outside the Investor Portal will also not enable them to participate in the Annual General Meeting or to exercise meeting-related shareholder rights, in particular voting rights.
However, in the run-up to this Annual General Meeting, we are giving our registered and beneficiary ADS Holders the opportunity to submit questions on a voluntary basis by e-mail by Wednesday, May 14, 2025, 24:00 hours (CEST), at the latest, on the items on the agenda of the Annual General Meeting to the extent that shareholders entered in the share register may request corresponding information at the Annual General Meeting in accordance with section 131 AktG. Any questions should be submitted to the following e-mail address:
HV@biontech.de
The Company intends to answer questions submitted in a timely and proper manner in accordance with the above requirements by e-mail; questions and answers will not be published. It should be noted that there is no legal entitlement to the processing and answering of questions submitted in advance. The shareholders' right to information at the Annual General Meeting remains unaffected.
Subject to the additional requirements of the deposit agreement in respect of ADSs and to the extent the relevant beneficial ADS Holder meets the requirements set out in a separate notice, beneficial ADS Holders may give voting instructions to their respective banks or brokers holding their ADSs. For details, please refer to the separate voting instructions in the document "Information for ADS Holders", available on our website at
https://investors.biontech.de/agm/agm-2025
which also contains further information for ADS Holders.
Registered and beneficial ADS Holders may receive information and documentation relating to the Annual General Meeting from the Depositary.
Registered ADS Holders with questions regarding the exercise of voting rights can contact:

Germany 16278179.23

BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; phone: +1 201 680 6825 and toll-free from within the United States of America: +1 888 269 2377).
5.Shareholders' rights
a.Request for additions to the agenda pursuant to Art. 56 of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute for a European company (SE) ("SE Regulation"), section 50 (2) of the German SE Implementation Act ("SEAG") and section 122 (2) AktG
Shareholders whose shares alone or together account for 5% of the share capital or a proportionate amount of EUR 500,000 (equivalent to 500,000 shares) may request that items be placed on the agenda and published.
The request must be submitted in writing to the Management Board, whereby each new item on the agenda must be accompanied by a statement of reasons or a draft resolution. The request must be received by the Company no later than Tuesday, April 15, 2025, 24:00 hours (CEST). Please send your request to the following postal address:
BioNTech SE - Management Board
An der Goldgrube 12
55131 Mainz
Germany
Additions to the agenda that are to be announced, unless they have already been announced when the Annual General Meeting is convened, will be published in the Federal Gazette immediately after receipt of the request and forwarded for publication to media that can be expected to disseminate the information throughout the European Union. They will also be published on the Company's website at
https://investors.biontech.de/agm/agm-2025
and notified in accordance with section 125 AktG.
b.Countermotions and election proposals from shareholders in accordance with section 126 (1), (4) and section 127 AktG
Every shareholder is entitled to submit countermotions to the resolutions proposed by the Management Board and Supervisory Board on the items on the agenda. Countermotions received by Thursday, May 1, 2025, 24:00 hours (CEST), at the address
BioNTech SE
Investor Relations
An der Goldgrube 12

Germany 16278179.23

55131 Mainz
Germany
or by e-mail to: HV@biontech.de
will be published on the Company's website at
https://investors.biontech.de/agm/agm-2025
including the name of the shareholder and any statement of reasons. Any statements by the Management Board will also be published on this website. The Company may refrain from making a countermotion and its grounds available if one of the exclusion criteria pursuant to section 126 (2) AktG applies, for example because the countermotion would lead to a resolution of the Annual General Meeting that is in breach of the law or the Articles of Association. The grounds for a countermotion do not need to be made accessible even if they exceed 5,000 characters in total.
The above statements, including the deadline for making the election proposal accessible (receipt by Thursday, May 1, 2025, 24:00 hours (CEST)), apply mutatis mutandis to election proposals by shareholders pursuant to section 127 AktG; the election proposal does not need to be substantiated. In addition to the above-mentioned exclusions under section 126 (2) AktG, the election proposal does not need to be made accessible even if the election proposal does not contain the name, profession and place of residence of the person proposed for election.
Countermotions or election proposals to be made accessible are deemed to have been submitted at the virtual Annual General Meeting at the time they are made accessible. The right to vote on such motions can be exercised, even before the Annual General Meeting, as soon as the requirements for exercising voting rights are met. If the shareholder who has submitted the motion is not entered in the Company's share register or has not duly registered for the Annual General Meeting, the motion does not have to be dealt with at the meeting.
Shareholders or authorized representatives of shareholders who have joined the Annual General Meeting electronically can also submit motions and election proposals during the Annual General Meeting without prior transmission. A more detailed explanation of the procedure provided for this can be found in section II. 5. d. below.
c.Submission of statements in accordance with section 118a (1) sentence 2 no. 6 and section 130a (1) to (4) AktG
Shareholders who have duly registered for the Annual General Meeting or their authorized representatives have the right to submit statements on the items on the agenda prior to the Annual General Meeting by means of electronic communication via the website available at

Germany 16278179.23

https://investors.biontech.de/agm/agm-2025
in the Investor Portal in text form. Statements must be submitted in text form as a PDF file in accordance with the procedure provided for this purpose. It is requested that the scope of the comments be limited to a reasonable amount. A maximum length of 10,000 characters (including spaces) should serve as a guide. It is possible to submit several statements. By submitting a statement, the shareholder or their authorized representative agrees that the statement will be made accessible in the password-protected Investor Portal with their name. Statements must be submitted no later than five days before the Annual General Meeting, i.e., no later than Saturday, May 10, 2025, 24:00 hours (CEST).
Submitted statements that meet these requirements and must be made accessible in accordance with the statutory provisions will be published, disclosing the name of the shareholder or their proxy, no later than four days before the Annual General Meeting, i.e., by Sunday, May 11, 2025, 24:00 hours (CEST), in the Investor Portal at
https://investors.biontech.de/agm/agm-2025
Questions, motions, election proposals and objections to resolutions of the Annual General Meeting contained in statements will not be considered as such.
d.Right to speak pursuant to section 118a (1) sentence 2 no. 7, section 130a (5) and (6) AktG, right to information pursuant to section 118a (1) sentence 2 no. 4, section 131 (1) AktG and right to propose motions pursuant to section 118a (1) sentence 2 no. 3 AktG at the Annual General Meeting
Shareholders or authorized representatives of shareholders who have joined the Annual General Meeting electronically have the right to speak and to request information at the Annual General Meeting, as well as the right to submit motions and nominations for election at the Annual General Meeting. Requests for information as well as motions and election proposals may form part of a speech. It is not possible for shareholders and their proxies to submit questions in advance of the Annual General Meeting.
To exercise the above-mentioned rights, please use the Investor Portal at
https://investors.biontech.de/agm/agm-2025
The right to speak and the right to submit motions and election proposals at the Annual General Meeting will be exercised by means of video communication; it is planned to stipulate that the right to information may also be exercised exclusively by means of video communication. The above rights may only be exercised on the day of the Annual General Meeting from 2 pm. (CEST) until the time set by the chairman of the meeting.

Germany 16278179.23

The Company reserves the right to check the functionality of the video communication between the shareholder or proxy and the Company at the meeting beforehand and to reject the speech, the request for information or the motion or election proposal if the functionality is not ensured. The chairman of the meeting will explain the procedure for requesting and granting the right to speak at the Annual General Meeting in more detail.
The right to information in accordance with section 131 (1) AktG includes information on Company matters, insofar as this is necessary for the proper assessment of an item on the agenda. The Management Board's duty to provide information also extends to the Company's legal and business relationships with an affiliated company as well as the situation of the group and the companies included in the consolidated financial statements. The Management Board may refrain from answering individual questions for the reasons stated in section 131 (3) AktG.
e.Declaration of objections pursuant to section 118a (1) sentence 2 no. 8 AktG
Shareholders or authorized representatives of shareholders who have joined the meeting electronically have the right to object to resolutions of the Annual General Meeting. Declarations to this effect can be submitted by means of electronic communication via the Investor Portal at
https://investors.biontech.de/agm/agm-2025
and can be submitted from the opening of the Annual General Meeting on Friday, May 16, 2025, 2:00 p.m. (CEST), until it is closed by the chairman of the meeting.
f.Further explanations
Further information on the rights of shareholders in accordance with Art. 56 SE Regulation, section 50 (2) SEAG, section 118a AktG, section 122 (2) AktG, section 126 (1), (4), section 127 AktG, section 130a AktG and section 131 (1) AktG can be found on the Internet at
https://investors.biontech.de/agm/agm-2025
6.Total number of shares and voting rights
At the time of convening this Annual General Meeting, the Company's share capital is divided into 248,552,200 no-par value registered shares. Each share grants one vote. However, at the time of convening the Annual General Meeting, the Company holds 2,316,205 treasury shares and 5,843,373 ADSs, each representing one ordinary share. The shareholders are not entitled to any rights from the shares concerned. The total number of shares with participation and voting rights at the time the Annual General Meeting is convened is therefore 240,392,622.
7.Availability of information

Germany 16278179.23

The documents and information to be made available in accordance with section 124a AktG are published together with this invitation and other information on the Company's website at
https://investors.biontech.de/agm/agm-2025
8.Notes on data protection
Personal data is processed as part of the preparation and organization of the Annual General Meeting of BioNTech SE. BioNTech SE processes your data as the controller in compliance with the provisions of Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation, "GDPR") and all other relevant laws. Details on the handling of your personal data and your rights under the GDPR can be found on the Company's website
https://investors.biontech.de/agm/agm-2025

Mainz, April

BioNTech SE
The Management Board

Germany 16278179.23